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SEC FILE NUMBER
001-13927

CUSIP NUMBER
125965103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number: 001-13927
NOTIFICATION OF LATE FILING
(Check One):      ☐ Form 10-K       ☐ Form 20-F      ☐ Form 11-K      ☑ Form 10-Q      ☐ Form 10-D       ☐ Form N-SAR
For Period Ended: August 5, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
PART I — REGISTRANT INFORMATION
CSK Auto Corporation

Full Name of Registrant

Former Name if Applicable

645 E. Missouri Ave. Suite 400

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85012

City, State and Zip Code
PART II — RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CSK Auto Corporation (the “Company”) was not able to timely file its Quarterly Report on Form 10-Q (the “Second Quarter 10-Q”) for the quarterly period ended August 5, 2007 (the “second quarter of fiscal 2007”) by September 14, 2007, the prescribed due date, because substantial internal and external resources were devoted to the Company’s Audit Committee-led accounting investigation conducted in fiscal 2006 and the financial statement restatement described in its Annual Report on Form 10-K for the fiscal year ended January 29, 2006 (the “2005 10-K”), which was filed on May 1, 2007. The Company’s accounting resources were also devoted to completing its Annual Report on Form 10-K for the fiscal year ended February 4, 2007 (the “2006 10-K”), which was filed on July 9, 2007, its Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2006 (the “2006 10-Qs”), which were filed on August 15, 2007, and its Quarterly Report on Form 10-Q for the first quarter of fiscal 2007, which was filed on September 14, 2007. Please also refer to “Controls and Procedures” included in Item 1 of Part I of the Company’s Form 10-Q for the first quarter of fiscal 2007 for a discussion of material weakness in internal control over financial reporting that have not yet been remediated. The Company intends to file the Second Quarter 10-Q as promptly as practicable, but does not expect that such filing will be made by the September 19, 2007 extended deadline.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Randi Val Morrison	602	631-7139

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the second quarter of fiscal 2007, based on preliminary sales information, we expect to report a decrease of 1.7% in total net sales compared to the second quarter of fiscal 2006. We expect to report that same store sales for the second quarter of fiscal 2007 decreased 4.0% compared to the second quarter of fiscal 2006, consisting of a decrease of 5.7% in retail sales and an increase of 4.4% in commercial sales.
Our operating profit for the second quarter fiscal 2007 relative to the second quarter fiscal 2006 is expected to be adversely impacted by the decline in net sales and the impact of such decline on our gross profit, and an increase in store operating expenses resulting primarily from new stores opened since the end of second quarter fiscal 2006. A reduction in costs associated with our fiscal 2006 Audit Committee-led investigation and restatement process associated with our 2005 10-K will mitigate substantially the decrease in operating profit from quarter to quarter.
The Company expects to report a significant reduction in non-operating expenses in the second quarter of fiscal 2007 as a result of the absence of the $19.3 million loss on debt retirement reported in the second quarter of fiscal 2006. This reduction will be partially offset by increased interest expense resulting from our second quarter fiscal 2006 refinancing transactions.
The Company expects to record a profit in the second quarter of fiscal 2007, whereas it reported a loss in the second quarter of fiscal 2006.
On August 10, 2007, we entered into a fourth waiver to our Senior Credit Facility that extended the then-current third waiver relating to the delivery thereunder of our delinquent periodic SEC filings and related financial statements until the earliest of (i) September 15, 2007, with respect to the filing of our Quarterly Reports on Form 10-Q for fiscal 2006 and the first quarter of fiscal 2007, and October 15, 2007, with respect to the filing of our Quarterly Report on Form 10-Q for the second quarter of fiscal 2007; (ii) the date on which we have filed with the SEC all of our delinquent SEC filings up to and including our Quarterly Report on Form 10-Q for the second quarter of fiscal 2007; and (iii) the date ten days prior to the first date on which an event of default has occurred under the 6 3/4% Notes and any applicable grace period that must expire prior to acceleration of such notes has expired.
When we renegotiated the terms of our 6 3/4% Senior Exchangeable Notes in June 2006, we obtained an exemption until June 30, 2007 with respect to the covenant relating to the need to file and deliver to the trustee of such Notes our late periodic SEC filings. As we did not file and deliver all such filings by June 30, 2007, a notice of default may now be given to the Company by the trustee for these Notes or by the holders of 25% of the Notes, which would give the trustee for the 6 3/4% Notes or the holders of 25% of such Notes the right to accelerate the payment of such Notes no sooner than 60 days after the giving of such notice of default to the Company. No such notice of default had been given as of the date of the filing of this Form 12b-25. The occurrence of an event of default under the indenture under which the 6 3/4% Notes were issued, along with the expiration of the applicable grace period thereunder, would result in an event of default under the Senior Credit Facility, which would in turn result in an event of default under the Term Loan Facility. Although we did not so file and deliver all of our late periodic SEC filings by June 30, 2007, we expect to be able to complete all such filings within the time periods required by the fourth waiver to the Senior Credit Facility, which would be prior to the holders of the 6 3/4% Notes having the right to accelerate their Notes. Nevertheless, if we were to fail to complete such filings by such deadlines, and were neither able to negotiate compromises that would avoid the acceleration or cross acceleration of all our other indebtedness for borrowed money nor refinance all or a portion of such indebtedness, the possibility exists that we would be unable to repay such indebtedness and could be declared insolvent.
Certain statements contained in this Form 12b-25 are forward-looking statements and are usually identified by words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “should” or other similar expressions. We intend forward-looking statements to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect current views about our plans, strategies and prospects and speak only as of the date of this Form 12b-25.
We believe that it is important to communicate our future expectations to our investors. However, forward-looking statements are subject to risks, uncertainties and assumptions often beyond our control, including, but not limited to, competitive pressures, the overall condition of the national and regional economies, factors affecting import of products, factors impacting consumer spending and driving habits such as high gas prices, war and terrorism, natural disasters and/or extended periods of inclement weather, consumer debt levels and inflation, demand for our products, integration and management of any past and future acquisitions, conditions affecting new store development, relationships with vendors, risks related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX” and such Section, “SOX 404”) and litigation and regulatory matters. Actual results may differ materially from anticipated results described in these forward-looking statements. For more information related to these and other risks, please refer to the Risk Factors section in the 2006 10-K. In addition to causing our actual results to differ, the factors listed and referred to above may cause our intentions to change from those statements of intention set forth in this Form 12b-25. Such changes in our intentions may cause our results to differ. We may change our intentions at any time and without notice based upon changes in such factors, our assumptions or otherwise.
Except as required by applicable law, we do not intend and undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, you should not place undue reliance upon forward-looking statements and should carefully consider these risks and uncertainties, together with the other risks described from time to time in our other reports and documents filed with the SEC.

CSK Auto Corporation
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 17, 2007	By:	/s/ Steven L. Korby
Steven L. Korby
Interim Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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